

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Mr. Larry D. Young
Chief Executive Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

> **Re: Dr. Pepper Snapple Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Response dated May 17, 2012**
> **File No. 001-33829**

Dear Mr. Young:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Notes to Audited Consolidated Financial Statements, page 56

6. Goodwill and Other Intangible Assets, page 66

1. We note in your response to comment one of our letter dated April 19, 2012 that although ASC Topic 350, Intangibles - Goodwill and Other, does not contain guidance on carrying forward fair value measurements of identifiable intangible assets not subject to amortization, you believe such an analogy is reasonable and accepted practice. Please be advised that analogizing to the carry forward approach for goodwill is not appropriate under the current guidance in ASC Topic 350 and we object to your current accounting. Please perform an impairment test of your brands and distribution rights for 2011 and

amend your filing to disclose the results of your test and revise your disclosures, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining